Exhibit 99.(a)(8)
Project CAT: Q&As

People / HR
Question	Answer

Do we still need chemists in AstraZeneca?	Yes, as for the current Alliance, CAT technology will be applied to those targets that have traditionally been difficult to address by small molecule chemistry. This will allow our traditional strengths in organic chemistry to be applied to those high value targets where there is a higher chance of success – this will improve the efficiency of the Discovery organisation

Will we transfer any AstraZeneca staff to CAT and if so on what terms? Would they remain AstraZeneca employees?	Currently we anticipate that should anyone from AstraZeneca transfer to CAT then they will continue to be treated as a AstraZeneca employee on AstraZeneca terms and conditions – however we will need to consider our approach to managing transfers between the businesses in the longer term as part of the integration process. Obviously we would discuss these issues in detail with any individuals affected

Will anyone from AstraZeneca’s Discovery and Development teams (or any other functions) be moving to Granta Park?	At this point in time we haven’t identified any individuals, other than Hamish Cameron as Chief Executive designate, who will be moving to Granta Park – however in the future we may need to redeploy people with appropriate skills to contribute to the changed CAT – but obviously this would be discussed with individuals

People / HR
Question	Answer

What are the Implications for the Gartuna BioPR&D site and AstraZeneca’ existing biologics capability?	Strategy enhances our position and AstraZeneca will need to invest to support the strategy by building on strengths from both organisations. Bio is a key to AstraZeneca’s future growth.

Will the acquisition of CAT mean any further reorganisation within AstraZeneca R&D?	The acquisition of CAT allows us to build a much stronger foundation in biopharmaceuticals and, following development of detailed plans, there will be opportunities for new internal and external collaborations to further strengthen this approach. The basic organisation of R&D in AstraZeneca however will continue with Research and Therapy Areas but we should consider opportunities to improve our operating model for the discovery and early development of biologics.

Isn’t there a culture clash? Big pharma vs. biotech?	AstraZeneca has already benefited from exposure to CAT culture & values – the current alliance has demonstrated to both partners that applying biotech thinking in a spirit of jointness has lead to fantastic progress in our projects – and AstraZeneca can continue to learn from CAT how to benefit from small company innovation, energy, entrepreneurial spirit, Indeed, David Brennan has said that if he had a ‘magic wand’ he would “bring a small biotech company feel to our ‘Big Pharma’ organization”.

Whats so good about CAT’s Mabs platform, Ribosome technology and anything else you can tell us?	The phage library represents a relatively complete and unselected collection of individual human MAb specificities. Thus two major strengths of the libraries are their extremely large size, and the presence of a large variety of Ab specificities that are simply not generated by immunisation technology because of a process called clonal silencing. So you know what you want is in the library, the skill is in fishing it out. This relies heavily on high

People / HR
Question	Answer

throughput screening and high density data analysis – also the cornerstone of modern small molecule drug screening processes. Thus the phage approach is highly compatible with AstraZeneca’s considerable experience and know-how in high throughput screening, and the application of these will substantially further enhance CAT’s already excellent track record of delivery.

Furthermore, because of the large range of antibody specificities present in the libraries, it is usually possible to identify Mabs that can possess highly desirable patterns of binding to families of therapeutic target proteins. Because of the fast cycle time of the screening process, novel epitopes of interest can be identified and evaluated to provide the Mab specificity of greatest value to the patient.

Ribosome display technology takes Mab discovery and optimisation to the next level. It allows libraries to be expanded by several orders of magnitude in a highly directed way, and can improve affinities of Mabs by several orders of magnitude. In addition, ribosome display can be used to further optimise various key properties of the antibody scaffold (leading to so-called second generation Mabs), and can also be used to develop significantly improved versions of therapeutic proteins and peptides.

Through previous partnerships and its own internal drug development projects, CAT has developed considerable know-how in key aspects of Mab discovery and development. These include high efficiency Ig formatting, a proprietary Mab sequence mapping and analysis database, Mab detection assays, proprietary methods for enhanced Mab production by cell lines, formulation of Mabs, etc.

People / HR
Question	Answer

Are biologicals really quicker to develop and with a lower attrition rate?	Recent CMR benchmarking data from across the industry suggests that Biopharmaceuticals and Small molecules take broadly similar times to develop, however average ‘Discovery phase’ times seem up to 40% faster. (This has been born out by our own experience in the existing CAT and Abgenix alliances).

Data also available from CMR suggests that overall Development success rates for biologics are higher than those for small molecules, however the trend over the last for years has been for this to move downward

Rationally selected biologicals, with appropriate biomarkers, offer a rapid pathway to proof of principle in man with a different risk profile to that offered by small molecules

If this deal is ‘the foundation’ of a biologics strategy for AstraZeneca, where will it end? The end game?	The changes triggered by the CAT acquisition will be important for AstraZeneca both in scope – broadening first our science base and latterly our product portfolio and also in scale as we use the biologicals route to expand our pipeline

We intend to utilise the best of both organisations with an innovation-led culture paramount; we’ll look to preserve the ‘distinct’ culture of CAT, while at the same time gaining the benefits available to us from applying the breadth and depth of AstraZeneca’s global R&D capabilities

From 2010, one in four candidates for full-scale development will be a biologic.

We will bring products to market that are differentiated, competitive and benefit patients.

People / HR
Question	Answer

What and by when? Hard metrics please?

What exactly is AstraZenecas strategy for acquisitive growth	AstraZeneca is not interested in getting bigger simply in pursuit of scale. We are above critical mass for our industry, with a science base that spans many of the major disease areas and a commercial organisation that can compete effectively on a global scale. We are, however always looking for opportunities that will add strategically to the business and thereby add value for shareholders by bringing benefit to patients. The current offer is a good illustration of that intent.

Is this strategically AstraZeneca’s first CEDD? When will other CEDD ‘s follow?	This is not a CEDD approach nor is it a dramatic shift away from the existing model. The CAT organisation has the potential to have an impact across all our existing Research Therapy areas as we seek to apply their expertise in biologic therapeutics to all of AstraZeneca priority disease areas and it may allow development of opportunities in new disease areas.

People / HR
Question	Answer

We will be maintaining our current approach of ‘open architecture’ information technology and common discovery platforms to both small molecule and biologics discovery activities. The output from these 2 discovery platforms will then progress through a common late stage development process.

We intend to utilise the best of both organisations with an innovation-led culture paramount; we’ll look to preserve the ‘distinct’ culture of CAT, while at the same time gaining the benefits available to us from applying the breadth and depth of AstraZeneca’s global R&D capabilities.

Why is this happening now?	We have been careful to identify best opportunities Best is more important than first. We believe the time is now right for us to take a step to accelerate our bio-therapeutics strategy.

Isn’t this bad news for ‘British biotech’?	On the contrary, it’s a sign of success of CAT, the alliance and optimism about the future prospects as part of a larger group that can realise the CAT vision earlier No – quite the converse. The deal will result in investment to build upon the foundations laid by one of the UK’s most successful biotechs

Important Information:
In the United States, AstraZeneca UK Limited (“AstraZeneca”) will file a Tender Offer Statement containing the Offer Document and other related documentation with the US Securities and Exchange Commission (the “SEC”) on Schedule TO and Cambridge Antibody Technology Group plc (“CAT”) will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on or around the date an Offer Document is mailed to CAT shareholders, including holders of CAT American Depositary Shares (collectively, “CAT Shareholders”). Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by AstraZeneca or CAT in connection with this Offer will be available from the date an Offer Document is mailed to CAT Shareholders on the SEC’s website at http://www.sec.gov. The Offer Document, the Form of Acceptance and the Letter of Transmittal accompanying the Offer Document will be made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance and Letter of Transmittal when they are sent to them because they will contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.